Exhibit 1

STOCK TRANSFER AGREEMENT

This Stock Transfer Agreement (this "***Agreement***") is made and entered into as of May 31, 2024, by and between Dekui Liu ("***Transferor***"), and West Lake Club Inc., a Florida nonprofit corporation with address 14738 SW 23rd St., Miami, FL 33185 ("***Recipient***," and together with Transferor, the "***Parties***").

WHEREAS, Transferor owns shares of the common stock, with no par value (the "***Common Stock***") of Inno Holdings Inc., a Texas corporation (the "***Company***"); and

WHEREAS, Transferor wishes to gift and transfer 6,400,000.00 shares of Common Stock (the "***Shares***") to Recipient gratuitously, and Recipient wishes to receive the Shares.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. **GIFT OF THE SHARES**. Transferor hereby gifts, transfers and assigns the Shares to Recipient. The Parties agree that Transferor's gift of the Shares to Recipient is gratuitous and without consideration of any kind. Transferor irrevocably authorizes the Company to transfer the Shares to Recipient on the books of the Company.

2. **REPRESENTATIONS AND WARRANTIES OF TRANSFEROR**

Transferor represents and warrants to Recipient that:

a. Title to the Shares. Transferor is the sole record and beneficial owner of the Shares. Transferor owns good and marketable title to the Shares, free and clear from all claims, liens, or other encumbrances (other than federal and state securities laws), and Transferor has the unqualified right to transfer the Shares. Transferor has not sold, assigned, pledged, or transferred the Shares or any interest in the Shares or otherwise disposed of the Shares.

b. Authorization. Transferor has all necessary organizational power and authority, and has taken all organizational action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Transferor and, assuming the due authorization, execution and delivery of this Agreement by Transferor, constitutes a valid, legal and binding agreement of Transferor, enforceable against Transferor in accordance with its terms, except as may be limited by applicable law.

c. No Certificate. No certificate representing the Shares has been issued to Transferor.

d. No Conflict. This Agreement does not and will not contravene any provision of any present judgment, order, decree, writ or injunction, or any provisions of any currently applicable law. Transferor is not a party to any agreement or understanding that is in conflict with the terms of this Agreement. Transferor has obtained all requisite waivers and consents, and has delivered all notices, as applicable, in each case to the extent required to give effect to this Agreement.

3. **REPRESENTATIONS AND WARRANTIES OF RECIPIENT**

Recipient hereby represents and warrants to Transferor and the Company that:

a. Authorization. Recipient has all necessary organizational power and authority, and has taken all organizational action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Recipient and, assuming the due authorization, execution and delivery of this Agreement by Recipient, constitutes a valid, legal and binding agreement of Recipient.

b. Own Account. This Agreement is made with Recipient in reliance upon Recipient's representation to the Company, which by Recipient's execution of this Agreement, Recipient hereby confirms, that the Shares to be acquired by Recipient will be acquired for Recipient's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Recipient has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Recipient further represents that Recipient does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such Person or to any third person, with respect to any of the Shares. Recipient has not been formed for the specific purpose of acquiring the Shares.

c. Further Limitations on Disposition. Without in any way limiting the representations set forth above, Recipient further agrees not to make any disposition of all or any portion of the Shares unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) Recipient shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, if reasonably requested by the Company, Recipient shall, at the expense of Recipient or its transferee, furnish the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition shall not require registration of such securities under the Securities Act.

(iii) No such registration statement or opinion of counsel shall be required for: (a) any transfer of any Shares in compliance with SEC Rule 144 or Rule 144A (it being agreed that the Company shall have the right to receive evidence satisfactory to it regarding compliance with such rule or any successor or analogous rule prior to the registration of any such transfer) or (b) any transfer of any Shares by a Recipient that is a partnership to another partnership that is affiliated with Recipient, to a partner or retired partner in Recipient, to the estate of any such

partner or retired partner, or to a trust for the benefit of such partner or retired partner or the spouse or lineal descendants of such partner or retired partner or the transfer by gift, will, or intestate succession of any such partner or retired partner to his or her spouse; provided, that in each of the foregoing cases the transferee shall, prior to giving effect to such transfer, agree in writing to be subject to the terms of this Section to the same extent as if the transferee were an original Recipient under this Agreement.

d. No Other Ownership Interest. The Shares are Recipient's sole interest in the Company and Recipient has no other ownership interest or other economic interest in the Company.

e. Status as Nonprofit Organization. Recipient is a nonprofit organization exempt from federal income taxation under section 501(c)(3) of the Internal Revenue Code, as amended.

4. GENERAL PROVISIONS

a. Notices. Any notice required or permitted under this Agreement may be given by personal delivery to the party entitled thereto, by facsimile transmission, by any courier service which guarantees overnight, receipted delivery, or by U.S. Certified or Registered Mail, return receipt requested, addressed to the party entitled thereto at its respective address shown on the signature page hereof.

b. Governing Law. This Agreement shall be governed and construed by the laws of the State of Texas, without reference to principles of conflicts of laws. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the Parties in the state and federal courts sitting in Harris County (Texas), and each of the Parties consents to the jurisdiction of such courts (and the appropriate appellate courts) in any such action or proceeding, including any objection to venue laid therein. Process for any action or proceedings referred to in the preceding sentence may be served on any party anywhere in the world.

c. Entire Agreement. This Agreement and the other documents referred to herein contain the entire understanding of the Parties with respect to the transactions described in this Agreement. This Agreement and the other documents referred to herein supersede all prior agreements, arrangements and understandings, whether written or oral, relating to the subject matter hereof and thereof.

d. Amendment. This Agreement may not be amended by any oral agreement or understanding but only by an amendment in writing executed by the Parties hereto.

e. Binding Effect. The terms, conditions and covenants of this Agreement shall apply to, inure to the benefit of and be binding upon each of the Parties hereto and their respective successors and assigns. This Agreement may be assigned by either party upon receipt of the written consent of the non-assigning party.

f. Third-Party Beneficiaries. The Company and its agents, successors and assigns are designated as third-party beneficiaries of the representations and warranties of

Recipient in this Agreement, and shall have the right to enforce the same as if they were Parties to this Agreement.

g. Headings. The section headings contained in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of the Agreement.

h. Multiple Counterparts. This Agreement may be executed in a number of identical counterparts which, taken together, shall constitute collectively one agreement, collectively; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

i. Confidentiality of this Agreement. Other than as required by applicable law or securities regulations, the Company and each of the Parties shall keep all matters concerning this Agreement, as well as the existence, facts, circumstances, contents and terms of this Agreement and the amount of Shares transferred hereunder, absolutely confidential, and will not discuss with or disclose to anyone the foregoing. The Parties each understand that such nondisclosure is a material consideration and disclosure may void this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement in multiple originals on the date first written above, which Agreement shall be binding on the Parties, their respective heirs, legal representatives, successors and assigns.

TRANSFEROR
Dekui Liu

Name: Dekui Liu

RECIPIENT
West Lake Club Inc.

Name: Jia Zhang
Title: President

[*Signature Page to Stock Transfer Agreement*]